

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2021

Scott Rajeski
Chief Executive Officer
Latham Group, Inc.
787 Watervliet Shaker Road
Latham, New York 12110

> **Re: Latham Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2021**
> **File No. 333-254930**

Dear Mr. Rajeski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, filed March 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted EBITDA Margin, page 64

1. We note that your Acquisition Adjusted EBITDA adjustments were determined using "the principles of the guidance of Article 11 of Regulation S-X, as amended by the Securities and Exchange Commission Release No. 33-10786." Please address the following:

   • Revise to rename this non-GAAP measure to one that more clearly explains the nature of this non-GAAP measure, such as "pro forma adjusted EBITDA."
   • Disclose, if true, that this measure has been calculated in accordance with US GAAP and Article 11 of Regulation SX.

- Disclose a separate reconciliation that reconciles from the most comparable GAAP measure to your pro forma non-GAAP measure.
- Provide the disclosures required by Item 10(e)(1)(C) regarding why management believes this non-GAAP financial measure provides useful information to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing